

Mail Stop 4561

October 16, 2007

Noel J. Guillama, Chief Executive Officer
The Quantum Group, Inc.
3420 Fairlane Farms Road, Suite C
Wellington, FL 33414

> **Re:** **The Quantum Group, Inc.**
> **Amendment No. 4 to Registration Statement on**
> **Form SB-2**
> **Filed September 25, 2007**
> **File No. 333-142990**

Dear Mr. Guillama:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise to provide dilution disclosure or tell us why such disclosure is not required. Please refer to Item 506 of Regulation SB.

2. Based on the number of Class A and B warrants that are included in your units being registered, it is not clear why the registration fee table includes the registration of 7.5 million shares underlying each of the classes of warrants being issued. Please clarify.

3. We reissue comments seven and eight. Please revise the risk factor that begins with "future sales of our common stock" on page 15 to include the total number

of shares issuable pursuant to the conversion of bridge shares and notes. In this connection, please revise the heading, the narrative, and the first paragraph to disclose that you intend to file a registration statement for such shares, quantifying the number, immediately after this registration statement is effective.

4. In the summary, risk factors and elsewhere that you discuss the possible conversion of bridge units (and the securities underlying them), please revise to highlight the discount embedded in such conversion. For instance, we note that based on the first two bullet points on page four, it appears that investors in the bridge units will get units similar to those being registered at a conversion price that is a significant discount to the public offering price of the units. As an example, when discussing the conversion of one bridge unit, which consisted of a note and 6,061 bridge shares, clarify how that $50,000 investment would result in the number of units similar to those being registered and compare that to the offering price.

5. We note your disclosure in footnote 1 to the Use of Proceeds table on page 18 that you intend to reallocate the net proceeds in the event the Bridge Notes are converted. Please revise to provide a chart to show the proceeds in the event all the Bridge Notes are converted and assuming 50% of the Bridge Notes are converted. As currently disclosed, it is unclear how the proceeds will be reallocated in the event of a conversion.

6. We note your response to comment two that you have revised the beneficial ownership table on pages 55-57 to reflect the shares underlying your outstanding convertible securities. Please revise the figures in the table to reflect the ownership based on shares underlying the outstanding convertible securities.

7. Your disclosure of bridge shares on page 59 does not appear consistent with that in the first bullet point on page 4. Please revise to reconcile or tell us how the disclosure of 937,907 bridge shares on page 4 is consistent with the disclosure of 6,061 bridge shares on page 59. We direct your attention to the disclosure that you sold 121 bridge units, which should result in 733,381 bridge shares.

8. Please revise the disclosure on page 59 – 62 to clearly disclose the number of securities that could be issued to the bridge unit investors.

9. Please file the legality opinion.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: F. Alec Orudjev, Esq.
       Fax No. (866) 742-4203